UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 16, 2017

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Essex Environmental Opportunities Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed June 16, 2017 for the purpose of forming a new series, the Essex Environmental Opportunities Fund.

(1)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example will appear in the effective prospectus as shown on the following page.

(2)	Comment: If the Fund will invest in emerging markets, add disclosure to the principal strategies and risks.

Response: The Fund will not invest in emerging markets.

(3)	Comment: Reconcile Items 4 and 9 regarding Large Companies Risk.

Response: We have deleted Large Companies Risk from Item 9.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund	Institutional Class	Investor Class
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	NONE	0.25%
Other Expenses[1]	1.13%	1.13%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%

Total Annual Fund Operating Expenses	1.89%	2.14%
Fee Waiver and/or Expense Reimbursement[2]	(0.70)%	(0.70)%

Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	1.19%	1.44%

1-	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.
2-	The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.18% through December 31, 2020. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver or reimbursement is subject to recoupment by the adviser in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the applicable annual limit in effect at the time of the expense payment or the reimbursement.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Institutional Class	$121	$378
Investor Class	$147	$456